SEED EQUITY PROPERTIES, LLC

1660 S. Albion St., Suite 321
Denver, CO 80222
Ph: 303-941-6001
Fax: 303-957-5704
Email: nora.nye@budeq.com

February 9, 2019

Via electronic mail and EDGAR: MartinE@sec.gov

Ms. Erin E. Martin
Legal Branch Chief
1.S. Securities & Exchange Commission
Division of Corporation Finance - Office of Real Estate and Commodities
100 F Street, NE
Washington, D.C. 20549

Re: Seed Equity Properties LLC
 Pre-Qualification Form 1-A-W
        CIK No. 0001743305
        File No. 024-11003

Dear Ms. Martin:

This letter is submitted on behalf of Seed Equity Properties, LLC (the "Company") who hereby request, pursuant to the rules (File No. 024-11003), that the two (2) Offering Circulars that were erroneously filed with the Securities and Exchange Commission ("Commission") via EDGAR on
July 23, 2019 (Accession Numbers: 0001743305-19-000009 and 0001743305-19-000010) be
withdrawn effective immediately as they contained the incorrect file numbers and were missing and/or had erroneously filed attachments. The Amended Form 1-A with the Offering Circular and exhibit attachments that was correctly filed on July 30, 2019 (Accession Number: 0001743305-19-0000011)
had no substantive changes to the previous erroneous filings. Please let me know if you need any further information. Thank you.

Dated: July 31, 2019

SEED EQUITY PROPERTIES, LLC
By its Manager,
Budding Equity Management, Inc.,
A Colorado Corporation

By: /s/N. Nora Nye
N. Nora Nye,
President & CEO

NNN:ms